SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

McorpCX, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

89156J103

(CUSIP Number of Class of Securities)

March 22, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☒     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 89156J103
1		Names of Reporting Person Michael Hinshaw
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization USA
NUMBER OF	5	Sole Voting Power 4,350,000
SHARES BENEFICIALLY OWNED BY	6	Shared Voting Power -0-
EACH REPORTING PERSON	7	Sole Dispositive Power 4,350,000
WITH:	8	Shared Dispositive Power -0-
9		Aggregate Amount Beneficially Owned by Each Reporting Person 4,350,000(1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 21.3% (2)
12		Type of Reporting Person IN

(1)

Includes 810,000 shares of McorpCX, Inc. common stock (the “Common Shares”) subject to two private stock option agreements with a third party who has an option to purchase such Common Shares incrementally in roughly equal amounts over a three year vesting period at exercise prices of $0.22 and $0.09.

(2)	Based on 20,456,158 Common Shares outstanding on August 8, 2019, as reported on the McorpCX, Inc. Form 10-Q filed with the Securities and Exchange Commission on August 14, 2019.

Item 1.	Identity of Issuer.

(a)	NAME OF THE ISSUER

McorpCX, Inc. (the “Issuer”).

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

201 Spear Street, Suite 1100 San Francisco, CA 94105

Item 2.	Identity and Background of Reporting Persons

(a)	NAME OF PERSONS FILING:

Michael Hinshaw

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

201 Spear Street, Suite 1100 San Francisco, CA 94105

(c)	CITIZENSHIP:

USA

(d)	TITLE AND CLASS OF SECURITIES
Common Stock, no par value

(e)	CUSIP No.

89156J103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable.

Item 4.          Ownership

Reference is made as to Rows 5-9 and 11 of the cover pages of this Schedule 13G and associated footnotes, which are incorporated by reference herein.

Item 5.          Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.          Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.          Identification and Classification of Members of the Group

Not applicable.

Item 9.          Notice of Dissolution of Group

Not applicable.

Item 10.        Certification

Note applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2019
/s/ Michael Hinshaw
Michael Hinshaw